Mail Stop 4561

October 27, 2006

By U.S. Mail and facsimile to (212)807-7252

Mr. Louis J. Vucci
President
Diamond Ranch Foods, Ltd.
555 West Street
New York, New York 10004

Re: Diamond Ranch Foods, Ltd.
Item 4.01 Form 8-K
Filed October 27, 2006
File No. 000-51206

Dear Mr. Vucci:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed October 27, 2006

1. We read your disclosure that on October 25, 2006, your Board of Directors dismissed your former accountant, Robison, Hill, & Co. However, we note that Robison, Hill, & Co. has provided a letter dated October 24, 2006, addressed to the Staff stating whether it agrees with the statements made in the 8-K, filed as Exhibit 16 to the Form 8-K. Please revise your disclosure to clarify the date on which your relationship with your former accountant ended. Alternatively, please tell us in your response letter why you believe such a revision is unnecessary.

2. Please amend your Form 8-K to include the following:

- Revision of your disclosure with respect to disagreements between you and the former accountants to include the interim period from the latest fiscal year end to the date of dismissal;
- Statement of whether during the two most recent fiscal years or any subsequent interim period there were any reportable events as referenced by paragraph (iv) in Item 304(a)(1) of Regulation S-B; and
- Revision of your disclosure with respect to consultations with your subsequent accountants to include the interim period from the latest fiscal year end to the date of dismissal of your former accountants.

3. Please include an updated letter from your former accountants, filed as Exhibit 16, addressing the revised disclosures in the amended filing.

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As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3417.

Sincerely,

Amanda B. Roberts
Staff Accountant